EXHIBIT 21

SUBSIDIARIES OF BRITTON AND KOONTZ CAPITAL CORPORATION

The following is a list of subsidiaries of the Company:

Subsidiaries	Jurisdiction of Incorporation	Approximate Percentage of Voting Securities Owned

Britton & Koontz Bank, National Association	United States	100%

Britton & Koontz Statutory Trust # 1	Mississippi	100%